UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTIUCAL CORPORATION)
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                          Title of Class of Securities

                                    45256B101
                                  -------------
                                  CUSIP Number

                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                          a.  |X|
                                                          b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               3,986,052 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             638,948 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        3,986,052 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        638,948 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                           a. |X|
                                                           b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               638,948 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             3,986,052 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        638,948 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,986,052 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 4 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                           a. |X|
                                                           b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             4,625,000 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 5 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                           a. |_|
                                                           b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               4,625,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             4,625,000 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        4,625,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 6 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                           a. |_|
                                                           b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A                Page 7 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                           a. |_|
                                                           b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                   7    Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By         8    Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With           9    Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,625,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.71%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     This Amendment No. 3 to Schedule 13D filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999 and Amendment No. 2 thereto filed on December 14, 1999, relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original Schedule 13D and Amendment No. 1 thereto and Amendment No. 2 thereto remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D, as amended. The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report that the ownership of the "Reporting Persons" in the Common Stock has increased from 11.27% to 15.71%.

The responses to Items 2, 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background.

     This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 hereto and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

Item 3. Source and Amount of Funds or Other Consideration.

     On March 23, 2000, the US Fund entered into the Stock Purchase Agreement ("US Fund Purchase Agreement"), dated as of March 23, 2000, between the Issuer and the US Fund (attached as Exhibit 2 hereto and incorporated herein by reference), to purchase, for a total purchase price of $6,463,700, 64,637 shares of Series 2 Convertible Preferred Stock, $0.01 par value per share ("Series 2 Preferred Stock"). Such Series 2 Preferred Stock is convertible into 1,292,740 shares of Common Stock. The US Fund purchased the shares of Series 2 Preferred Stock, which were acquired by the US Fund at the closing on March 23, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

     On March 23, 2000, the Offshore Fund entered into the Stock Purchase Agreement, dated as of March 23, 2000 ("Offshore Fund Purchase Agreement"), between the Issuer and the Offshore Fund (attached as Exhibit 3 hereto and incorporated herein by reference), to purchase, for a total purchase price of $1,036,300, 10,363 shares of Series 2 Preferred Stock. Such Series 2 Preferred Stock is convertible into 207,260 shares of Common Stock. The Offshore Fund purchased the shares of Series 2 Preferred Stock, which were acquired by the Offshore Fund at the closing on March 23, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The shares of Series 2 Preferred Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including

Common Stock, depending upon the position of the market, the Issuer and other factors.

d) The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 2 Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series 2 Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5. Interest in Securities of the Issuer.

(a) On March 23, 2000, the US Fund purchased 64,637 shares of Series 2 Convertible Preferred Stock (the "US Fund Series 2 Preferred Stock"). Such Series 2 Preferred Stock is convertible into 1,292,740 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 2 Conversion Shares"). Prior to March 23, 2000, the US Fund owned (x) 43,093 shares of Series 1-A Preferred Stock, which are convertible into 2,154,650 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 1-A Conversion Shares") and (y) warrants to purchase up to 538,662 shares of Common Stock (the "US Fund Warrant Shares").

     On March 23, 2000 the Offshore Fund purchased 10,363 shares of Series 2 Convertible Preferred Stock (the "Offshore Fund Series 2 Preferred Stock"). Such Series 2 Convertible Preferred Stock is convertible into 207,260 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 2 Conversion Shares"). Prior to March 23, 2000, the Offshore Fund owned 6,907 shares of Series 1-A Preferred Stock, which are convertible into 345,350 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 1-A Conversion Shares") and (y) warrants to purchase up to 86,338 shares of Common Stock (the "Offshore Fund Warrant Shares") .

     Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. RFI is 100% owned by RFH. RFH is 100% owned by Copthall Overseas Limited which is ultimately 100% owned by Robert Fleming Holdings Limited. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares.

     As of March 23, 2000, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 15.71% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 24,807,147 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of March 23, 2000, (ii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock, (iii) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock and (iv) the number of shares of Common Stock (625,000) issuable upon exercise of the Warrants.

     The percentage is calculated by dividing 4,625,000 (which is the sum of 2,500,000, 1,500,000 and 625,000) by 29,432,147 (which is the sum of 2,500,000,
1,500,000, 625,000 and 24,807,147).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, is incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The Funds acquired their respective shares of Series 2 Preferred Stock pursuant to the Stock Purchase Agreements dated as of March 23, 2000, and executed by the Funds and the Issuer.

     Pursuant to the Certificate of Designations of the Issuer's Series 2 Convertible Preferred Stock, filed with the Secretary of State of Delaware on March 23, 2000 (the "Series 2 Certificate of Designations") (attached as Exhibit 4 hereto and incorporated herein by reference), the holders of Series 2 Preferred Stock currently are entitled to one vote per share of Common Stock into which each share of Series 2 Preferred Stock is convertible. The holders of Series 2 Preferred Stock are entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Common Stock, when and as declared by the Board of Directors.

     Pursuant to the Registration Rights Agreement, dated March 23, 2000 (the "Series 2 Registration Rights Agreement") (attached as Exhibit 5 hereto and incorporated herein by reference), the Issuer has granted to the Funds and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon conversion of Series 2 Preferred Stock) held by such stockholders.

     In connection with the sale by the Issuer of the Series 2 Preferred Stock, the parties to the Series 1 Stockholders' Agreement have executed Amendment No. 1 to such Agreement dated as of March 23, 2000 (the "Stockholders' Agreement Amendment") (attached as Exhibit 6 hereto and incorporated herein by reference), which extends the "Tag-Along" rights previously granted by the Key Senior Executives to the holders of Series 2 Preferred Stock.

     In connection with the sale by the Issuer of the Series 2 Preferred Stock, the parties to the Series 1 Stockholders' Agreement have executed Amendment
No. 1 to such Agreement dated as of March 23, 2000, (the "Registration Rights Agreement Amendment") (attached as Exhibit 7 hereto and incorporated herein by reference), which provides that the registration rights granted pursuant to the Amended and Restated Registration Rights Agreement will rank pari passu with the registration rights granted pursuant to the Series 2 Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits.

          Exhibit 1 - Joint Filing Agreement.

          Exhibit 2 - Stock Purchase Agreement, dated as of March 23, 2000, between Impax Laboratories, Inc. and Fleming US Discovery Offshore Fund III, L.P.

          Exhibit 3 - Stock Purchase Agreement, dated as of March 23, 2000, between Impax Laboratories, Inc. and Fleming US Discovery Fund III, L.P.

          Exhibit 4 - Certificate of Designations of Series 2 Convertible
                      Preferred Stock of Impax Laboratories, Inc. filed with the Secretary of State of Delaware on March 23, 2000 (incorporated by reference to Exhibit 3.16 to the Form 10-KSB of Impax Laboratories, Inc. filed on March 30,
                      2000).

          Exhibit 5 - Registration Rights Agreement, dated as of March 23, 2000, among Impax Laboratories, Inc. and certain stockholders signatories thereto.

          Exhibit 6 - Amendment No. 1 to Stockholders' Agreement, dated as of
                      December 14, 1999, among the Issuer and certain stockholders signatories thereto, dated as of March 23, 2000.

          Exhibit 7 - Amendment No. 1 to Amended and Restated Registration
                      Rights Agreement, dated as of December 14, 1999, among the Issuer and certain stockholders signatories thereto, dated as of March 23, 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

Dated: May 12, 2000

                                    FLEMING US DISCOVERY FUND III, L.P.

                                    By: Fleming US Discovery Partners, L.P.,
                                        its general partner

                                    By: Fleming US Discovery, LLC, its
                                        general partner

                                    By: /s/ Robert L. Burr
                                        ----------------------------------------
                                        Robert L. Burr, Member


                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                                    By: Fleming US Discovery Partners, L.P.,
                                        its general partner

                                    By: Fleming US Discovery, LLC, its
                                        general partner

                                    By: /s/ Robert L. Burr
                                        ----------------------------------------
                                        Robert L. Burr, Member


                                    FLEMING US DISCOVERY PARTNERS, L.P.

                                    By: Fleming US Discovery, LLC, its
                                        general partner

                                    By: /s/ Robert L. Burr
                                        ----------------------------------------
                                        Robert L. Burr, Member


                                    FLEMING US DISCOVERY, LLC

                                    By: /s/ Robert L. Burr
                                        ----------------------------------------
                                        Robert L. Burr, Member


                                    ROBERT FLEMING, INC.

                                    By: /s/ Arthur A. Levy
                                        ----------------------------------------
                                        Arthur A. Levy, Director


                                    ROBERT FLEMING HOLDINGS, LTD.

                                    By: /s/ Arthur A. Levy
                                        ----------------------------------------
                                        Arthur A. Levy, Director